Simpson Thacher & Bartlett llp
425 Lexington Avenue New York, NY 10017

telephone: +1-212-455-2000 facsimile: +1-212-455-2502
Direct Dial Number +1-202-636-5924	E-mail Address daniel.honeycutt@stblaw.com

February 3, 2023

VIA EDGAR

Mr. William Demarest

Division of Corporation Finance

U.S. Securities and Exchange Commission
100 F Street, N.E.

Washington, D.C. 20549

Re:	BentallGreenOak Industrial Real Estate Income Trust, Inc.
Amendment No. 1 to the Draft Registration Statement on Form S-11
Submitted December 23, 2022
CIK No. 0001942722

Dear Mr. Demarest:

On behalf of BentallGreenOak Industrial Real Estate Income Trust, Inc. (the “Company”), we hereby confidentially submit to the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) Pre-Effective Amendment No. 2 (“Amendment No. 2”) to the above-referenced draft registration statement on Form S-11 initially confidentially submitted on September 30, 2022, as amended by Pre-Effective Amendment No. 1, confidentially submitted on December 23, 2022 (the “Draft Registration Statement”). The Company has prepared Amendment No. 2 in response to the Staff’s comments in its letter dated January 17, 2023, relating to the Draft Registration Statement (the “Comment Letter”) and to otherwise update its disclosure.

In addition, we are providing the following responses to the Comment Letter. To assist your review, we have retyped the text of the Staff’s comments in italics below. Page references in the text of this letter correspond to the pages of Amendment No. 2. Unless otherwise defined below, terms defined in Amendment No. 2 and used below shall have the meanings given to them in Amendment No. 2. The responses and information described below are based upon information provided to us by the Company.

U.S. Securities and Exchange Commission	2	February 3, 2023

Amendment No. 1 to Draft Registration Statement on Form S-11

Cover Page

1.	We note your response to comment 1 of our letter and reissue. Please disclose the date the offering will end. See Item 501(b)(8)(iii) of Regulation S-K and Rule 415(a)(2) of the Securities Act.

Response: The Company has revised the disclosure on the cover page of the prospectus in response to the Staff’s comment to disclose that there is no escrow arrangement or minimum offering amount required in connection with this offering. Further, the Company respectfully submits that it believes that indicating a date on which the offering will end could be misleading to investors. Instead, as set forth on the cover page of the prospectus, the Company has indicated that it intends to offer shares of its common stock, par value $0.01 per share (the “Common Stock”) on a “continuous basis,” which is consistent with the Company’s intention to operate as a perpetual-life real estate investment trust (“REIT”). The Company also respectfully directs the Staff to page 14, which provides additional disclosure relating to the Company’s intention.

Pursuant to Rule 415(a)(1)(ix) of the Securities Act of 1933, as amended (the “Securities Act”), securities, other than asset-backed securities, may be made on a continuous basis and may continue for a period in excess of 30 days from the date of initial effectiveness. Rule 415(a)(2) provides that a registrant may register securities thereunder in an amount which, at the time the registration statement becomes effective, is reasonably expected to be offered and sold within two years from the initial effective date of the registration. Further, Rule 415(a)(5) provides:

“Securities registered on an automatic shelf registration statement and securities described in paragraphs (a)(1)(vii), (ix), and (x) of this section may be offered and sold only if not more than three years have elapsed since the initial effective date of the registration statement under which they are being offered and sold, provided, however, that if a new registration statement has been filed pursuant to paragraph (a)(6) of this section: . . . (ii) If the new registration statement is not an automatic shelf registration statement: (A) Securities covered by the prior registration statement may continue to be offered and sold until the earlier of the effective date of the new registration statement or 180 days after the third anniversary of the initial effective date of the prior registration statement; and (B) A continuous offering of securities covered by the prior registration statement that commenced within three years of the initial effective date may continue until the effective date of the new registration statement if such offering is permitted under the new registration statement.” (emphasis added)

U.S. Securities and Exchange Commission	3	February 3, 2023

Consistent with Rule 415(a)(5)-(6), the Company intends to conduct a continuous offering of its Common Stock for an indefinite period of time, by filing additional registration statements under the Securities Act prior to the end of the applicable three year period described in Rule 415(a)(5)-(6). Therefore, the Company respectfully submits that indicating an end date would not be consistent with its aforementioned intention or similar disclosure by peer non-traded REITs that are similarly conducting continuous public offerings and, as a result, could potentially be misleading to an investor purchasing Common Stock in this offering.

2.	We note your response to comment 2 of our letter. Please file the joint venture agreement in accordance with Item 601(b)(10) of Regulation S-K or tell us why you believe you are not required to file this agreement. Please clarify that the joint venture partner will control all decisions in connection with this joint venture and disclose the risks.

Response: The Company respectfully advises the Staff that it does not intend to file the joint venture agreement (the “Seed JV Agreement”) relating to the Seed Joint Venture as an exhibit to its Draft Registration Statement because the Company does not consider the Seed JV Agreement to be a material contract not made in the ordinary course of business within the meaning of Item 601(b)(10) of Regulation S-K.

Item 601(b)(10)(i)(A) of Regulation S-K defines a material contract, in relevant part, as a “contract not made in the ordinary course of business that is material to the registrant.” Further, Item 601(b)(10)(ii) of Regulation S-K provides that if a contract is of the type that ordinarily accompanies the kind of business conducted by the registrant, the contract will be deemed to have been made in the ordinary course of business and need not be filed unless it falls within one or more of the categories set forth in subsections (A) through (D) thereof.

As discussed on the cover page of the prospectus and pages 8, 54-56 and 113-114, the Company is a newly organized corporation formed to be a pure-play industrial REIT through investing primarily in stabilized, income-oriented industrial warehouse and logistics properties primarily located in the United States. Therefore, in the ordinary course of its business, the Company intends to acquire, manage and/or finance a diversified portfolio of real property assets, including the acquisition, management and/or financing of properties through one or more joint ventures. Further, the categories specified in Item 601(b)(10)(ii)(A)-(D) are inapplicable to the Seed JV Agreement. In particular, (A) the Seed JV Agreement is not between related parties (i.e., directors, officers, promoters, voting trustees, security holders named in the Draft Registration Statement), (B) the Company’s business is not substantially dependent on the Seed JV Agreement, (C) the Seed JV Agreement does not “call for” the acquisition or sale of any property, plant or equipment, but rather only details certain legal relationships and agreements between the parties to the Seed JV Agreement and (D) the Seed JV Agreement is not a material lease. For the reasons set forth above, the Company does not believe that the Seed JV Agreement is a material contract that would be required to be filed pursuant to Item 601(b)(10) of Regulation S-K.

U.S. Securities and Exchange Commission	4	February 3, 2023

However, in connection with the commencement of the offering, the Company does expect to enter into a Contribution Agreement (the “Seed JV Contribution Agreement”), with Sun Life and BGO Genesis Holding LLC, a Delaware limited liability company, pursuant to which Sun Life will contribute its interest in the Seed Joint Venture to the Company or the Operating Partnership in exchange for Class E shares, Class E units of the Operating Partnership or a combination thereof at a price per share/unit equal to $10.00. The Company believes the Seed JV Contribution Agreement does constitute a “material agreement” within the meaning of Item 601(b)(10) of Regulation S-K and undertakes to file the Seed JV Contribution Agreement as an exhibit to its Draft Registration Statement in a future pre-effective amendment when available, as indicated in Amendment No. 2.

Finally, the Company respectfully submits that the joint venture partner will not control all decisions in connection with the Seed Joint Venture, but rather, the Company in its capacity as the “manager” of the Seed Joint Venture as well as through its 56.5% interest will control the Seed Joint Venture, subject to certain “major decision rights” which require the consent of all members (including the Company).

Prospectus Summary

What potential competitive strengths does the Advisor offer?

3.	We note your response to comment 4 of our letter and reissue. Please balance the discussion of the competitive strengths of your advisor with equally prominent disclosure of the challenges you face and the risks and limitations that could harm your business or inhibit your strategic plans. For example, but without limitation, provide a discussion of any losses or adverse business developments for your advisor. Further, in the prior performance section, please ensure that you provide all of the disclosure requirement by Item 8 of Industrial Guide 5.

Response: The Company has revised the disclosure beginning on pages 5 and 109 in response to the Staff’s comment. The Company acknowledges that it is responsible for providing all necessary prior performance disclosure required by Item 8 of Industrial Guide 5. The Company also respectfully notes that it will update its current prior performance disclosure for fiscal year ended December 31, 2022, in a future pre-effective amendment to the Draft Registration Statement, when such information is available.

Can I request that my shares be repurchased?

4.	We note your response to comment 5 of our letter and reissue. Please revise your disclosure to clarify that you may suspend your redemption plan indefinitely. Further, please revise your risk factor on page 36 to address the impact of being able to suspend your plan indefinitely. Additionally, we note your disclosure on page 25 that you may repurchase shares from your advisor and that your advisor will not be subject to the redemption plan limits or early repurchase deductions. However, this does not address whether redemptions of the advisor's shares will impact your ability to repurchase shares under your redemption plan, including the limits of the plan as it applies to investors. Please revise to address this aspect.

U.S. Securities and Exchange Commission	5	February 3, 2023

Response: The Company has revised the disclosure on the cover page of the prospectus and pages 10, 18, 36 and 244 in response to the Staff’s comment. Further, the Company respectfully directs the Staff to the Company’s disclosure beginning on page 39, which discloses that shares issued to the Adviser as compensation are not subject to the Company’s share repurchase plan, including monthly and quarterly volume limitations and the early repurchase deduction, and that any such repurchases may receive a priority over other repurchase requests relating to shares subject to the Company’s share repurchase plan for any period.

Performance Participation Allocation Example

5.	We note your response to comment 8. Please clarify that there is no guarantee that you can provide a 5% rate of return and that this is a hypothetical in footnote 1.

Response: The Company has revised the disclosure on page 155 to reflect that there is no guarantee that the Company can provide a 5% rate of return and that this is a hypothetical example.

General

6.	We note your response to comments 14 and 15 of our letter, and your reliance on the relief granted in prior no-action letters. We note that you are responsible for analyzing the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, and Regulation M to your share repurchase program. We are not taking a position on the conclusions described in your response and urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with relief granted.

Response: The Company acknowledges that it is responsible for analyzing the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, and Regulation M to the Company’s share repurchase plan. The Company believes its share repurchase plan is consistent with the relief granted by the Staff in prior no action letters and class relief.

U.S. Securities and Exchange Commission	6	February 3, 2023

Please do not hesitate to call me at 202-636-5924 or Ryan Bekkerus at 212-455-2293 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Daniel B. Honeycutt
Daniel B. Honeycutt

cc:       BentallGreenOak Industrial Real Estate Income Trust, Inc.

Michael Glimcher, Chief Executive Officer

Jacqui Dagan, Secretary